THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

________________________________________________________________________________


September 22, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn: 	Daniel H. Morris
	Attorney-Advisor

			Re: 	Casino Players, Inc.
				Amendment No. 8 to Registration on Form S-1
				Filed August 28, 2009
				File No.: 333-138251

Dear Mr. Morris:

Below please find our responses to the Staff's comment letter, dated September 15, 2009 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 9 to the Registration Statement today. A copy of this letter and Amendment No. 8, marked to show changes to Amendment No. 8 will be sent to you via express mail today.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

				Very truly yours,

				/s/ Philip Magri

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Who We Are, page 3

1.	We note your response to prior comment 4 and reissue in part. Please provide details to support your plan to budget $350,000 in marketing or remove this disclosure.

Response:

	We have removed this disclosure

Use of Proceeds, page 20

2.	We note your response to prior comment 8.  While you have removed reference to potential acquisitions from the Business Strategy section, the Use of Proceeds section continues to refer to the acquisition of a casino rep company. To the extent that you are planning to pursue strategic acquisitions, please add disclosure in the Business Strategy section to describe your intentions in detail and provide support for your financial ability to pursue such acquisitions. Alternatively, remove your reference to potential acquisitions from the Use of Proceeds section.

Response:

We have removed the reference to potential acquisitions from the Use of Proceeds section.

Selling Stockholders Table, page 23

3.	We note your response to prior comment 9 and refer to footnote (3) on page 23. Please further revised footnote (3) for sense. Specifically, the first sentence of the footnote is not clear. For instance, we note that this registration statement covers more than 1,000,000 shares. Do you mean to say that the company issued 1,000,000 shares to iVest in exchange for preparing the registration statement and providing 12 months of legal services after effectiveness? If so, please explain why you cancelled 1,900,000 shares of iVest, rather than merely the 1,000,000 shares that they were paid to prepare the registration statement.

Response:

	We have revised footnote (3) to state the following:

The Company had engaged iVest Investments, LLC as counsel to the Company to prepare the registration statement of which this prospectus is a part, and to provide 12 months of legal services after the registration statement was declared effective by the SEC. In consideration for such services, we had issued an aggregate of 2,900,000 shares of common stock of the Company to iVest Investments, LLC. In May 2007, we dismissed iVest Investments LLC; and we and iVest verbally agreed to cancel 1,900,000 shares of the 2,900,000 shares we had originally issued them and for them to retain the remaining 1,000,000 shares. We also agreed to register the remaining 1,000,000 shares in this registration statement. J. Bennett Grocock has ultimate voting and dispositive control of the shares held by iVest Investments, LLC.

Organization within Last Five Years, page 34

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4.	Please revise the fourth paragraph under this heading to clarify that losses from inception total $806,910 as of June 30, 2009.

Response:

	We have revised the disclosure to state the following:

CPI's revenue for 2007 revenue were $81,431, and for 2008 revenues were $4,200; losses for the respective periods were $(193,074) in 2007 and 2008 losses were $(34,849); losses from inception total $806,910 as of June 30, 2009. The Company has been under capitalized and has not had the working capital to market the business.

Management's Discussion and Analysis

Total Stockholders' Deficit

5.	Refer to the second sentence under this heading.  It appears that the decrease from 2007 to 2008 was due to net losses of $34,849 in 2008 versus $193,074 in 2007. If true, please revise your disclosure accordingly.

Response:

We have revised the disclosure to state the following:

Total Stockholders' Deficit

Our stockholders' deficit was $447,896 at December 31, 2008 compared to $415,547 at December 31, 2007. The increase from 2007 to 2008 was due to operating losses of $34,849 in 2008.

Net Profit/Net Losses, page 38

6.	An indication of "net profit" is only generally appropriate when there is a net profit in one of the periods under discussion. Please revise the caption of this section accordingly. Please similarly revise the identically caption section on page 38, which discloses the results as of June 30, 2009.

Response:

We have revised the captions per your comment.

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7.	We note your disclosure of total losses of form inception.  As all other loss amounts in this section are presented within parentheses to indicate the loss, please revise to present total losses from inception in parentheses for consistency.

Response:

We have revised the disclosure to state the following:

Net Losses

Net losses from operations for the year ended December 31, 2008 were $(34,849); loss per share: $(0.001) compared to a net loss of $(193,074) and loss per share of $(0.01) for the year ended December 31, 2007.The reduction in losses in 2008 are due primarily to rent reduction and no salaries paid in the year. The Company has a history of losses: 2007 losses were $ (193,074) and losses 2006 were $(309,385); and total losses from inception are $(793,443). The trend is to continue losing money until funds for advertising and marketing are available.

Changes in and Disagreements with Accountants, page 44

8.	In the third paragraph of this disclosure, you state that you had used
Scharfman to audit your 2008 financial statements and that you were required to retain a registered firm to re-audit that year. However, it appears from your accompanying disclosures that Scharfman originally audited your 2007 financial statements as well, and that O'Donnell re-audited them. If true, please revise your disclosures accordingly. Your current presentation is not consistent.

Response:

We have revised the disclosure to state the following:

The Company dismissed Scharfman because on August 11, 2009, the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Scharfman. As Scharfman is no longer registered with the PCAOB, the Company is not permitted to include its audit reports or consents in our filings with the SEC, including this S-1. Because we had used Scharfman to audit our 2007 and 2008 financial statements included in prior filings of this Form S-1, we were required to retain a firm that is registered with the PCAOB to re-audit that year.

9.	As a related matter, we note that the auditor's consent refers to your
2008 audit report. If you elect to make this reference, please also refer to 2007 for clarity.

Response:

The auditor has included the reference to 2007 in its auditor's report.

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Financial Statements

Independent Auditor's Report, page F-2

10.	For clarity, please refer to the "statement of stockholder's equity" by its actual title. In this regard, it may be appropriate to re-label the statement as a "statement of shareholders' deficit." The reference to "members" is confusing.

Response:

Page F-5 lists Statement of Stockholders Equity. We have changed to "Statement of Stockholders Deficit"

11.	Your attention is directed to PCAOB Auditing Standard No. 1 and to paragraph 5 thereunder. Upon adoption of this standard, a reference to "generally accepted auditing standards" in auditors' reports is no longer necessary or appropriate. Instead, reference should be made to audits conducted in accordance with the standards of the "Public Company Accounting Oversight Board (United States," if true. Please revise or advise, as appropriate.

Response:

The Auditor's letter has been changed to read, "We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Note 1. Summary of Significant Accounting Policies

Revenue  Recognition, page F-7

12.	It appears that the changes you indicated in your written response to comment 15 in our previous comment letter, and also to comment 24 in staff letter dated July 14, 2009 do not fully appear in the documents. As such we again reissue these comments in full, in reference to the page indicated above and the similar disclosure on page F-13.

Response:

We have corrected the footnotes regarding Revenue Recognition to read as follows:

We record revenue after a Player departs a Casino or Cruise line if we have confirmation of commission amount due. Sometimes, however, it can take up to a week to receive confirmation that a Player has qualified for the Company to receive a commission. We record as accounts receivable and accrue revenue. The revenue is received in 30 -45 days after the Player departs, and the receivable is adjusted based on the actual check is received.

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Note 7. Restatement of December 31, 2008 Consolidated Financial Statements,
page F-9

13.	If your financial statements are consolidated, they should be labeled as such in their titles.  Please revise or advise, as appropriate.

Response:

We have relabeled the titles per your comment.

14.	Refer to the final paragraph on page F-9.  It appears to us that you restated the fiscal 2007 financial statements rather than those for fiscal 2008. Please revise or advise. In addition, paragraph 26a of SFAS 154 requires that you disclose the effect of the correction on each financial statement line item and any per share amounts affected for each prior period presented. Please revise your financial statements before and after the restatement and provide these disclosures as previously requested.

Response:

We have restated our 2008 financial statements. We have revised the disclosure in Footnote 7 to reflect the disclosures required by SFAS 154. We have also labeled the financial statements accordingly.

15.	As stated in our comment 16 from the staff letter dated August 7, 2009, we would generally expect a restatement to be mentioned in the accountant's report. You have represented that the auditor's report would contain such disclosure. However, it does not. Please revise.

Response:

We have added to last paragraph "As discussed in Note 7 to the consolidated financial statements, the 2008 financial statements have been restated to correct a material misstatement."


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